
QM
MM
Holdings

# QMMM Holdings Limited

Corporate Presentation

MAY 2024 | QMMM.IO

Issuer Free Writing Prospectus dated May 3, 2024
Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated April 22, 2024
Registration No. 333-274887

# Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares ("Shares") of QMMM Holdings Limited ("we", "us", or "our") and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates and may be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1971542/000149315224015486/formf-1a.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the prospectus if you contact either Revere Securities, LLC, or our company via the details below.

| REVERE SECURITIES, LLC | QMMM HOLDINGS LIMITED |
| --- | --- |
| Tel: +1 (857) 453-4306<br>Email: offering@reveresecurities.com | Tel: +852 3549-6889<br>Email: info@qmmm.io |
| NEW YORK OFFICE<br>560 Lexington Avenue, 16th Floor<br>New York, NY 10022, USA | PRINCIPAL EXECUTIVE OFFICES<br>Unit 1301, Block C, Sea View Estate,<br>8 Watson Road Tin Hau, Hong Kong |

# DISCLAIMER AND FORWARD LOOKING STATEMENTS

This presentation includes statements that are, or may be deemed, “forward-looking statements.” In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms ”believes,” “estimates,” “anticipates,” “expects”,” ”plans,” intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” “potential,” or in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, digital media advertising and virtual avatar & virtual apparel business market in Hong Kong.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operation, financial condition and liquidity, and the development of the industries in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the preliminary prospectus contained in the registration statement on Form F-1 (File No. 333-274887) initially filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2023, as amended thereafter, for our proposed initial public offering (the "Registration Statement"). In addition, even if our results of operations, financial conditions and liquidity, and the development of the industries in which we operate are consistent with the forward- looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law.

You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our businesses and any forward-looking statements. The trademarks and its symbols used herein are the properties of their respective owners.

**Industry and Market Data**

In this presentation, we rely on and refer to information and statistics regarding the sectors in which we compete and other industry data. We obtained this information and statistics from third-party sources. We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available.

# Corporate Presentation Contents

1. Offering summary
2. Company Overview
3. Industry Overview
4. Competitive Strengths
5. Growth Strategies
6. Financial Overview
7. Meet Our Team


Quantum
HUMAN virtual avatar

# OFFERING SUMMARY

| | |
|---|---|
| Issuer | QMMM Holdings Limited |
| Offering shares | 2,125,000 Ordinary shares |
| Over-allotment option | We have granted the underwriters an option for a period of 45 days to purchase up to an aggregate 15% of the Ordinary Shares sold in this offering solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts. |
| Proposed Nasdaq symbol | QMMM |
| Number of ordinary shares issued and outstanding before the offering | 15,000,000 ordinary shares are issued and outstanding as of the date of this prospectus. |
| Number of ordinary shares issued and outstanding after the offering | 17,125,000 ordinary shares assuming no exercise of the underwriter's over-allotment option<br>(17,443,750 ordinary shares assuming full exercise of the underwriter's over-allotment option) |
| Offering price | $4 |
| Gross proceeds | $8,500,000, assuming no exercise of the underwriter's over-allotment option<br>$7,905,000, assuming full exercise of the underwriter's over-allotment option |
| Use of proceeds | (1) approximately 30% for market expansion, business development & marketing;<br>(2) approximately 30% for research and development of technology products and services offerings;<br>(3) approximately 25% for the expansion of creative & production team to increase our capacity for projects; and<br>(4) the balance for general corporate purposes and working capital, including repayment of shareholder's loan for the expenses of this offering |
| Underwriters | Revere Securities, LLC |

All terms stated herein are proposed terms. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of principal loss.



# CORPORATE STRUCTURE



HUI Kwai Ming Clive
許季明
51.87%
MSB Global Capita Corp.
(Nevada, USA)
100%
MSB Infinitus Limited (BVI)
KWAI Bun
100%
100%
LASTING SUCCESS HOLDINGS LIMITED (BVI)
FORTUNE WINGS VENTURES LIMITED (BVI)
Other shareholders
Public shareholders
10.04%/
55.03%/
34.93%/
N/A/_%
Pre-IPO%/Post IPO%
QMMM Holdings Limited
(Cayman Islands)
100%
100%
GRADE A GLOBAL LIMITED (BVI)
WITTY TIME HOLDINGS LIMITED (BVI)
100%
100%
QUANTUM MATRIX LIMITED (HONG KONG)
MANYMANY CREATIONS LIMITED (HONG KONG)

QMMM Holdings

# COMPANY OVERVIEW

We are an award-winning **digital media advertising service** and **virtual avatar** & **virtual apparel technology service** company.

Through our operating subsidiaries
ManyMany Creations and Quantum Matrix

we have used interactive design, animation, art-tech and virtual technologies in over 500 commercial campaigns. Standing prominently in Hong Kong for over 18 years in the industry, with top creativity, premium account servicing, and ever-advancing tech R&D, we continue to be one of the top premium choices for enterprises and multinational enterprises looking for large scale content-heavy and tech-integrated campaigns. Our clients include local and international banks, real-estate developers, luxury brands, high fashion houses, and theme parks.



# Many Many
CREATIONS

This subsidiary has stood out in the industry by breaking through traditional forms of advertising through digital technology. We endeavor to integrate quality concepts with creative digital media technology and provide a one-stop shop for content creativity and production for ad campaigns, TV commercials, online video, 360 video and animation, VR/AR/MR technology, 3D scanning, motion capture, projection mapping and digital façade production.






Quantum
HUMAN virtual avatar | Luna

Quantum MATRIX



This subsidiary owns two patents in Hong Kong, providing among the world's leading automated avatar creation as well as real-time auto-fitting for virtual fashion & apparel.

These technologies are applied in commercial events, theme-parks, fashion shows, luxury events, entertainment industry, travel-retail, tech platform, among others. In addition, our technologies further provide a strong foundation to develop platforms for social media, entertainment, virtual self-expression, virtual influencers, tradable and sharable digital assets for consumers and creators





# INDUSTRY OVERVIEW

## Economy of Asia

In accordance with Asian Development Outlook in December 2023, the Asia region remains solid growth among the world in 2023, driven by healthy domestic demand, strong remittances, and recovering tourism. They are expected to continue fostering growth in the region in 2024. However, downside risks are mainly associated with higher-for-longer global interest rates, property market weakness in the PRC, Russian invasion of Ukraine could renew energy and food security challenges, and rekindle inflation. With reference to the Reginal Economic Outlook in Asia and Pacific on October 13 2023, the Asia and Pacific region remains a key driver of global growth in 2023, despite facing headwinds from changing global demand from goods to services and tighter monetary policies. The region is expected to grow by 4.6 % in 2023, up from 3.9 % in 2022. However, growth is projected to slow to 4.2% in 2024 and 3.9% in the medium term. Asia's dynamism will be driven primarily by the recovery in the PRC and resilient growth in India. The following chart illustrates GDP of the Asian countries from 2019 to the estimated year of 2024

2019-2024e Gross Domestic Product (GDP) of the Asian Countries



US$ BILLION
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0

| | 2019 | 2020 | 2021 | 2022 | 2023 | 2024e |
|---|---|---|---|---|---|---|
| PRC-Hong Kong SAR | 363 | 345 | 369 | 360 | 386 | 410 |
| Singapore | 375 | 345 | 397 | 467 | 497 | 521 |
| South Korea | 1,651 | 1,645 | 1,811 | 1,670 | 1,710 | 1,780 |
| India | 2,832 | 2,668 | 3,176 | 3,390 | 3,730 | 4,110 |
| Japan | 5,120 | 5,032 | 4,933 | 4,240 | 4,230 | 4,290 |
| PRC | 14,341 | 14,863 | 17,745 | 17,890 | 17,700 | 18,560 |

Source: International Monetary Fund (IMF), World Economic Outlook Database as of October 13, 2023.

** All information and data presented in this section have been derived from industry report by Migo Corporation Limited, unless otherwise noted.*

# INDUSTRY OVERVIEW

## Innovation and creative environment in Asia

The digital economy has become one of the core pillars of qualitative economic development. With the rapid innovation and application of digital technologies such as cloud computing, mobile internet, big data, and artificial intelligence, the digital economy is becoming an important engine for global economic and social development.

Benefiting from the development of next-generation information technologies such as the internet, big data, cloud computing, and the digital transformation of traditional industries, the scale of the global digital economy is expected to continue to rise. On September 13, 2023, UNCTAD (United Nations Conference on Trade and Development) statistics showed that global exports of these services grew from around US$3.3 trillion in 2019 to US$3.9 trillion in 2022. This growth helped to offset sharp declines in exports of other services during this period. Digitally deliverable services approached, respectively, 79% and 64% of total services exports in North America and Europe in 2021. Asia, Latin America and the Caribbean also had increased 10% in the share of total service exports in 2022. In Oceania, the share surged from 24% in 2019 to 39% in 2022. The following chart shows the average ranking positions by region in overall digital competitiveness from 2019 to 2023 in the aspect of talent, training & education, scientific concentration.



Average Digital Competitiveness ranking 1-64
10
20
30
40
50
60
2019
2020
2021
2022
2023
Eastern Asia
North America
Western Europe
Southern Asia & the Pacific
Western Asia & Africa
Eastern Europe
Ex-CIS and Central Asia
South America

Source: IMD World Digital Competitiveness Ranking, 2023

** All information and data presented in this section have been derived from industry report by Migo Corporation Limited, unless otherwise noted.*

# Our Awards


Certificate of Digital Creativity
MANY MANY CREATIONS LTD
CESTHON – TRANSFORMER
TBS

16th DigiCon6 Asia Awards (Hong Kong)

Tokyo Broadcasting System (TBS) Television & Hong Kong Digital Entertainment Association (HKDEA) (Year 2014)



DFA – Services & Experience Category Gold Award

Hong Kong Design Centre (Year 2022)



3D character design

# COMPETITIVE STRENGTHS

## Capability of Providing Advertising Services by Integrated Quality Concepts with Creative Digital Media Technology

The ability to provide one-stop content creativity & production for ad campaigns, TV commercials, online video, 360 video and animation, VR/AR/MR technology, 3D scanning, motion capture, projection mapping, and digital façade production is a key component of our success. We are devoted to offering integrated quality concepts with creative digital media technology for a new trend in advertising. We provide seamlessly combines creative content with patented inhouse technology to provide high quality digital advertising.

## Solid Advertiser Client Base Spanning a Wide Range of Industries

Our advertiser client base grew substantially since we started our business operations in 2005. Our revenue from advertising services slightly decreased from $3,396,000 in 2022 to $2,807,909 in 2023, while the number of advertisers we served slightly decreased from 24 in 2022 to 21 in 2023. The decrease of revenue by $588,091 or 17.3% from fiscal year ended September 30, 2022 to the same period of 2023 is primarily due to slow recovery of international tourism from China and other countries to Hong Kong after COVID-19 and various brands have not been spending on large-scale production for advertising and promotions in shopping malls and travel retailers in Hong Kong, which has negatively affected our revenue from advertising business. With more and more tourists coming to Hong Kong especially during traditional Chinese holidays, we expect the advertising spendings by brands and retailers will increase. The industries of our advertiser client base include luxury property development, banking services, retail sales, and theme parks, among others.



Chow Sang Sang
K11 MUSEA Branch - Art to Life Experience

# GROWTH STRATEGIES

Having already established and developed a stable relationship with our major clients and gained the technical know-how, experience, and reputation in digital media advertising, virtual reality and augmented reality over 18 years of operations, we plan to build on our competitive strengths to expand our scale of business and further strengthen our market position in Hong Kong as well as to engage in further overseas expansion.

We have served large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong and plan to leverage our relationship with these clients and our expertise to further expand our business overseas. Our primary targeted markets will be the major world centers of technology, art and fashion, namely New York, London, and Dubai. We plan to either setup sales and marketing offices in these cities or form partnerships with local companies in the next 12-24 months and the plan is still in the feasibility studies, evaluation and budgeting stage. We selected these markets, because they offer high concentrations of our target customer base: Fashion & retail apparel, finance, and technology. These markets are also relatively stable politically with developed capital markets and plenty of investors.


QMMM Revenue (in USD)
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
2023
2022

# FINANCIAL OVERVIEW

Our revenue decreased by $588,091 or 17.3%, from $3,396,000 for the year ended September 30, 2022 to $2,807,909 for the year ended September 30, 2023, primarily due to slow recovery of international tourism from China and other countries to Hong Kong after COVID-19 and various brands have not been spending on large-scale production for advertising and promotions in shopping malls and travel retailers in Hong Kong, which has negatively affected our revenue from advertising business. Also, with slow down of Chinese economy, our customers have been sensitive on spending which put price pressure on our business.

HKFDA
Intervision Fashion Flow 2023



QMMM Gross Profit (in USD)
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
2023
2022

# FINANCIAL OVERVIEW

Our total gross profit decreased by $708,282, from $1,338,748 for the year ended September 30, 2022 to $630,466 for the year ended September 30, 2023. The decrease in total gross profit was mainly due to the decrease in revenue for the year ended September 30, 2023, as compared to the year ended September 30, 2022. Our total gross profit margin decreased by 16.9% from 39.4% for the year ended September 30, 2022 to 22.5% for the year ended September 30, 2023 due to more discounts provided to the customers to obtain orders. We had a net loss of $1,291,229 for the year ended September 30, 2023, as compared to a net profit of $800,563 for the year ended September 30, 2022 as the reasons discussed above.

The virtual avatar generated by QHuman

# Meet Our Team



Mr. Bun KWAI is our founder and was appointed as a director of the Board on July 29, 2022. He was appointed as the Chief Executive Officer of the Company and Chairman of the Board on June 15, 2023. Since 2013, Mr. Kwai has served as director of Quantum Matrix Limited, a wholly owned subsidiary of the Company. Since 2005, Mr. Kwai has served as director of ManyMany Creations Limited, a wholly owned subsidiary of the Company. Mr. Kwai received his bachelor's degree in digital graphic communication major from Hong Kong Baptist University in 2001.

**Bun KWAI**

**Chief Executive Officer, Director and Chairman of the Board**

# Meet Our Team

| | |
|---|---|
| Wing Kam (Eric) Yeung | Chief Financial Officer |
| Pak Lun (Patrick) Au | Director of the Board and Vice President of Finance |
| Chun San Leung | Chief Operating Officer of ManyMany Creations and Director of the Board |
| Wing Hung (Kevin) Lam | Independent Director |
| Anthony S. Chan | Independent Director |
| Kui Hung (Johnny) Hui | Independent Director |
| Yee Man (Irving) Cheung | Independent Director |


QM
MM
Holdings

**QMMM Holdings Limited**

MAY 2024 | QMMM.IO